UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of: **September 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release; September 14, 2010;
2. Exhibit 99.2 – MCR; September 14, 2010
3. Exhibit 99.3 - Press Release; September 21, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 0-52509
(Registrant)

Date: September 23, 2010   By \s\ Gary Freeman
                                                         Gary Freeman, President/CEO/Director

Exhibit 99.1



Pediment Announces Adoption of Restricted Share Unit Plan, Enters into Consulting Service Agreements

Vancouver, BC, September 14, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("the Company") announces that on September 13, 2010, the Board of Directors of the Company approved and adopted a Restricted Share Unit Plan (the "RSU Plan"), subject to acceptance by the Toronto Stock Exchange and disinterested shareholder approval, which is expected to be sought at the Company's next shareholders' meeting. Full particulars of the RSU Plan will be fully described in a proxy circular in advance of the meeting.

The purpose of the RSU Plan is to enhance the Company's ability to attract and retain individuals with experience and ability to serve as directors, officers, employees and consultants of the Company. In addition, the RSU Plan is intended to promote the alignment of interests between the Company's shareholders and such individuals by allowing them to participate in the success of the Company.

The RSU Plan becomes part of the Company's existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company's existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 9, 2010, the Company entered into consulting services agreements with two of its directors, Peter Mordaunt and William Faust, (the "Consultants"), pursuant to which the Consultants will provide the Company with mining exploration and development technical and business advisory services in connection with the planned development of the Company's San Antonio project located in Baja California Sur, Mexico. The agreements are for a term of five years.

Under the terms of the agreements, the Company will pay to each of the Consultants: (i) cash consulting fees for any time during the currency of the agreements during which services are rendered by the Consultants to the Company; and, if and when the Company institutes the RSU Plan, 300,000 restricted share units (RSUs) to each consultant entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company. One half of the proposed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company's San Antonio project.

If the Company does not grant RSUs to the Consultants or if the proposed RSU plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the Consultants in an amount that equates to the market value of the securities that would have otherwise been issuable to the Consultants pursuant to the RSUs.

Pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101"), the issuance of RSUs to the Consultants constitutes a "related party transaction" as the Consultants are directors of the Company. The Company has determined that exemptions from the formal valuation and minority approval requirements of MI 61-101 are available for the issuance of the RSUs to the Consultants (Fair Market Value not more than 25% of Market Capitalization). Since the RSU issuance to the Consultants would involve an issuance of no more than 300,000 shares of the Company, little effect on the Company's business and affairs is expected from the issuance. The arrangements with the Consultants have been approved by an independent committee of the directors of the Company, which committee did not include either of the Consultants.

For additional information, please contact Gary Freeman or Michael Rapsch at 604.682.4418.

PEDIMENT GOLD CORP.

Gary Freeman
President & Chief Executive Officer

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Forward-Looking Statement Caution:

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the institution of a restricted share unit plan to supplement the Company's existing equity-based compensation arrangements. Such statements include, without limitation, the presentation of an RSU plan to the Company's shareholders at a general meeting and its need for acceptance by the TSX. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability to secure the necessary stock exchange acceptance or disinterested shareholder approval for amendments to its equity-based compensation arrangements. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

September 9, 2010 and September 13, 2010

Item 3   News Release

The news release was disseminated on September 14, 2010 by way of Marketwire.

Item 4   Summary of Material Change

The Company adopts a Restricted Share Unit Plan, subject to acceptance by the Toronto Stock Exchange and disinterested shareholders, and enters into consulting agreements.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company announces that on September 13, 2010, the Board of Directors of the Company approved and adopted a Restricted Share Unit Plan (the "RSU Plan"), subject to acceptance by the Toronto Stock Exchange and disinterested shareholder approval, which is expected to be sought at the Company's next shareholders' meeting. Full particulars of the RSU Plan will be fully described in a proxy circular in advance of the meeting.

The purpose of the RSU Plan is to enhance the Company's ability to attract and retain individuals with experience and ability to serve as directors, officers, employees and consultants of the Company. In addition, the RSU Plan is intended to promote the alignment of interests between the Company's shareholders and such individuals by allowing them to participate in the success of the Company.

The RSU Plan becomes part of the Company's existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company's existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 9, 2010, the Company entered into consulting services agreements with two of its directors, Peter Mordaunt and William Faust, (the "Consultants"), pursuant to which the Consultants will provide the Company with mining exploration and development technical and business advisory services in connection with the planned development of the Company's San

Antonio project located in Baja California Sur, Mexico. The agreements are for a term of five years.

Under the terms of the agreements, the Company will pay to each of the Consultants: (i) cash consulting fees for any time during the currency of the agreements during which services are rendered by the Consultants to the Company; and, if and when the Company institutes the RSU Plan, 300,000 restricted share units (RSUs) to each consultant entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company. One half of the proposed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company's San Antonio project.

If the Company does not grant RSUs to the Consultants or if the proposed RSU plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the Consultants in an amount that equates to the market value of the securities that would have otherwise been issuable to the Consultants pursuant to the RSUs.

Pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101"), the issuance of RSUs to the Consultants constitutes a "related party transaction" as the Consultants are directors of the Company. The Company has determined that exemptions from the formal valuation and minority approval requirements of MI 61-101 are available for the issuance of the RSUs to the Consultants (Fair Market Value not more than 25% of Market Capitalization). Since the RSU issuance to the Consultants would involve an issuance of no more than 300,000 shares of the Company, little effect on the Company's business and affairs is expected from the issuance. The arrangements with the Consultants have been approved by an independent committee of the directors of the Company, which committee did not include either of the Consultants.

Forward-Looking Statement Caution:

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the institution of a restricted share unit plan to supplement the Company's existing equity-based compensation arrangements. Such statements include, without limitation, the presentation of an RSU plan to the Company's shareholders at a general meeting and its need for acceptance by the TSX. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability to secure the necessary stock exchange acceptance or disinterested shareholder approval for amendments to its equity-based compensation arrangements. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   **Date of Report**

September 14, 2010

Exhibit 99.3



Pediment Board Approves Budget and Schedule for
Final Feasibility Study at San Antonio Gold

Vancouver, BC, September 21, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce that its Board of Directors has approved a budget, plan and schedule for advancing the San Antonio Gold Project located in Baja California Sur, Mexico through to final feasibility.

The implementation plan and budget are designed to bring San Antonio to a feasibility stage by December, 2011. Plans, costs and schedules will be updated and modified as new information becomes available and as studies are completed and recommendations are reviewed. If the work can be completed as outlined and continues to indicate an economic project then the Company anticipates that detailed engineering, procurement and construction activities could conceivably begin in early 2012.

To view both the implementation plan and the budget in a two page document, please see http://www.pedimentgold.com/i/pdf/ImplementationPlanandBudget.pdf.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.
Per:
Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding a budget and implementation plan for the final feasibility study for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.